March 17, 2008

MEMORANDUM

TO:	Division of Corporation Finance
Securities and Exchange Commission

FROM:	Edge Petroleum Corporation

RE:	Edge Petroleum Corporation:
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed March 12, 2007
Form 10-Q for the Fiscal Quarter Ended September 30, 2007
Supplemental response submitted January 28, 2008
File No. 1-33270

Response to the SEC Staff Comments dated March 5, 2008

We are responding to comments received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission by letter dated March 5, 2008 regarding the filings listed above. For your convenience, our responses are prefaced by the staff’s corresponding comment in italicized text.

We respectfully request that the staff review our responses to its comments at its earliest convenience.

Form 10-Q for the Fiscal Quarter Ended September 30, 2007

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

“Ceiling Test,” page 28

1.              We note that you elected to use subsequent prices for purposes of the ceiling test at September 30, 2007.  We also note that the use of these subsequent prices resulted in no impairment, whereas the use of period end prices would have resulted in an impairment of $16.9 million.  Describe for us, in reasonable detail, the factors you considered in deciding to use subsequent prices, as opposed to period end prices, for purposes of the September 30, 2007 ceiling test.  Explain how these factors differed from the factors you considered in deciding to use period end prices for purposes of the September 30, 2006 ceiling test.  As part of your response, tell us whether the difference between using period end and subsequent prices for the September 30, 2007 ceiling test impacted your:

•                  Ability to meet analysts’ consensus expectations;

•                  Compliance with regulatory requirements;

•                  Compliance with loan covenants or other contractual requirements; and,

•                  Management’s compensation – for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation.

RESPONSE: At September 30, 2007, the average prices used by Edge Petroleum Corporation (“Edge” or the “Company”) to calculate the full-cost ceiling test were $6.38 per MMBtu for natural gas and $81.66 per Bbl for crude oil.  Subsequent to September 30, 2007, commodity prices rose, and continued to rise, such that we believed the period end prices were more of an aberration and not a true reflection of the current market. We recalculated our ceiling test using prices as of October 19, 2007, when natural gas had risen to $7.11 per MMBtu and crude oil to $88.60 per Bbl.

In addition to the decline in prices at September 30, 2007 and the subsequent increase, we closed a transforming acquisition on January 31, 2007, wherein we purchased certain oil and natural gas properties that contained proved, probable and possible reserves, of which the proved reserves doubled our existing proved reserve base of 102.1 Bcfe at December 31, 2006.  Due to the significant increase to the full-cost ceiling as a result of the recent acquisition, we felt that we needed more time to fully evaluate the acquired properties.  We believe that had we recorded the ceiling test impairment only two quarters after acquiring the properties, that we would not be fairly stating our capitalized costs, which was our intent when we recorded the impairment in the third quarter of 2006.  At September 30, 2006, using period end prices of $4.18 per MMBtu for natural gas and $62.92 per Bbl for oil, we calculated a gross impairment of $96.9 million, which at the time we believed if recorded, would more fairly state our capitalized costs by writing down costs on older properties that were nearing the end of their economic lives.

•                  Ability to meet analysts’ consensus expectations – Regardless of whether we recorded the ceiling test impairment at September 30, 2007, we knew that we would not meet analysts’ expectations for the reporting period.  Additionally, because impairments such as this are non-cash adjustments, our experience has been that they are typically downplayed by analysts that follow our industry.  We strive to make our financial reporting decisions independent of our assessment of analysts’ expectations.  Also, our 2006 impairment did not appear to have a material impact on our stock price performance.

•                  Compliance with regulatory requirements; - We were in compliance with all regulatory requirements that we know of, whether we utilized period end prices or subsequent prices in calculating the full-cost ceiling at September 30, 2007.

•                  Compliance with loan covenants or other contractual requirements; and, - We were in compliance with all our loan covenants and other contractual requirements as of September 30, 2007.  Had we used period end prices in the ceiling test calculation at September 30, 2007 and recorded an impairment on our statement of operations we would also have been in compliance with our loan covenants and other contractual requirements.

•                  Management’s compensation – for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation. - The bonus compensation for Edge’s management is based on numerous operating objectives, including reserve growth, production growth, finding and development costs, lease operating costs and general and administrative expenses.  None of these factors are dependent upon net income (loss) or earnings (loss) per share, and therefore, management’s compensation would not be impacted by our decision to use period end prices versus subsequent prices in the ceiling test calculation.

Engineering Comments

Form 10-K for the Fiscal Year Ended December 31, 2006

Reserve Report

2.     We note a number of proved reserve attributions to wells in Eddy, New Mexico you plan on recompleting to the Premier reservoir as much as 12 years in the future.  We could not find any wells currently producing from this reservoir.  In addition, we would normally not expect the attribution of proved non-producing or undeveloped reserves to be more than five years in the future.  Please provide us with the basis of attributing proved reserves to these wells and also explain why you believe it is reasonably certain these projects will be completed and the reserves still remaining in 12 years.  Alternatively, please remove these reserves from your proved reserves.

RESPONSE: The behind pipe recompletions attributed to proved reserves in Eddy County, New Mexico are located in an intensely developed oil and natural gas province that is part of the Permian Basin.  It is common to find 10 to 12 year behind pipe recompletions in the Permian Basin.  There are literally hundreds of producing wells in the immediate area of Edge’s leasehold which have established production beginning at about 500 feet in depth in the Yates/Seven Rivers formation, including the Queen, Grayburg, Premier, San Andres, Glorieta, Yeso and Abo, down to depths of approximately 6,000 feet.  There is over 40 years of producing history in this area from these formations, with substantial offset production from all of the noted formations.  The Premier is producing in the Pure Federal No. 2 well, in which Edge owns an interest.  Different industry participants often refer to the Premier zone as the San Andres.  Edge believes the plans set forth in its reserve reports are reasonable and appropriate, and, based upon the current economic and operating environment, expects to execute the plans as laid out in the report.  However, there are important operational and economical reasons why some wells will not be completed for some years into the future.  Not all formations can be commingled and the most efficient production method is to start with the lower completions and move uphole as lower zones deplete and reach their economic limit.  Additionally, there can be increased mechanical and operational risks associated with attempting to recomplete zones below uphole zones that have previously been produced.  Projections of the timing of future projects are based upon well performance and economic conditions at a specific point in time and are subject to change based upon future conditions.  The current economic life of certain lower producing zones is a reflection of current producing rates, costs and commodity prices.  The rising commodity price environment of the past few years has lengthened the economic producing life of certain zones.

3.     We note a number of proved reserve attributions to wells in Eddy, New Mexico you plan on recompleting or drilling to the San Andres reservoir as much as nine years in the future.  Normally, we would not expect the attribution of undeveloped proved reserves to be more than five years in the future.  Please provide us with the basis of attributing proved reserves to these wells and explain why you believe it is reasonably certain these projects will be completed and the reserves still remaining in nine years.  Alternatively, please remove these reserves from your proved reserves.

RESPONSE: Please refer to the Company’s response to staff comment number two above.

Closing Comments

The Company acknowledges and understands:

•      that it is responsible for the adequacy and accuracy of the disclosures in our filings;

•      that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•      the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Kirsten A. Hink at (713) 427-8857 or Michael G. Long at (713) 427-8832 with any questions or comments.

Sincerely,

/s/ Michael G. Long

Michael G. Long

Executive Vice President and Chief Financial Officer

cc:

Jim Murphy

Gary Newberry

(Securities and Exchange Commission)